EXHIBIT 99.1

North American Construction Group Ltd. Announces Results for the Second Quarter Ending June 30, 2019

ACHESON, Alberta, July 30, 2019 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced results for the second quarter ending June 30, 2019.

Martin Ferron, Chairman and Chief Executive Officer of the Company stated; “We are very pleased with our second quarter (Q2) performance as it not only validates the financial projections we provided in relation to two recent important acquisitions but also clearly demonstrates the substantial progress we have made to mitigate the impact of seasonality on our business. Just like night follows day, it used to be culturally accepted that we would make a steep loss in Q2, after a strong Q1, due to spring break-up and catch up repair and maintenance costs. Well after a break even Q2 last year, we have now posted a very solid Q2 profit this year, aided by the significant level of continuous work we now have in backlog.”

Additionally, Mr. Ferron commented; “Looking ahead, we now expect EBITDA to be in the range of $175 million - $190 million for the full year of 2019 and anticipate another strong year of growth in 2020 on the back of several compelling organic expansion projects we are pursuing.”

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ending June 30, 2019 for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q2 2019 Results Presentation for more information on the Company’s results and projections which can be found on the Company's website under Investors – Presentations.

Highlights of the Second Quarter

  Revenue for the quarter was $176.9 million, compared to $79.5 million for the prior year, an increase of $97 million (or 123%).  Adjusted EBITDA for the quarter was $37.1 million compared to $15.2 million for the prior year, an increase of $21.9 million (or 144%) consistent with revenue growth.
  Adjusted net earnings of $10.8 million in the quarter was $9.0 million higher than the prior year and in addition to higher EBIT, earnings benefitted $3.5 million from the staged Alberta corporate income tax rate cut of one per cent each year from 2019 to 2022
  Construction begun of component rebuild facility in Acheson
  Management contract signed in late Q2 for coal operation in Wyoming, USA

Declaration of Quarterly Dividend

On July 30, 2019, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of two Canadian cents ($0.02) per common share, payable to common shareholders of record at the close of business on August 31, 2019.  The Dividend will be paid on October 4, 2019 and is an eligible dividend for Canadian income tax purposes.

Consolidated Financial Highlights

	Three months ended June 30,		Six months ended June 30,
(dollars in thousands, except per share amounts)	2019	2018	2019	2018
Revenue	$176,935	$79,471	$363,343	$194,174
Project costs	73,938	31,793	144,429	73,256
Equipment costs	57,432	26,990	114,485	55,247
Depreciation	22,099	11,037	51,380	29,229
Gross profit(i)	$23,466	$9,651	$53,049	$36,442
Gross profit margin(i)	13.3%	12.1%	14.6%	18.8%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	5,992	5,450	14,812	11,353
Stock-based compensation (benefit) expense	(872)	2,757	5,106	4,655
Loss on sublease	—	—	—	1,732
Operating income	18,572	1,696	33,105	18,763
Interest expense	5,123	1,622	10,584	3,441
Net income and comprehensive income available to shareholders	13,894	33	21,075	11,164

EBIT(i)	18,896	1,663	34,013	18,740
EBIT margin(i)	10.7%	2.1%	9.4%	9.7%
Adjusted EBITDA(i)	37,122	15,205	89,192	54,295
Adjusted EBITDA margin(i)	21.0%	19.1%	24.5%	28.0%

Free Cash Flow(i)	1,746	12,952	(3,560)	29,520

Per share information
Basic net income per share	$0.55	$0.00	$0.84	$0.45
Diluted net income per share	$0.45	$0.00	$0.70	$0.38
Adjusted EPS(i)	$0.43	$0.07	$0.93	$0.62

(i) See “Non-GAAP Financial Measures”. A reconciliation of net income and comprehensive income available to shareholders to EBIT, EBITDA, and Adjusted EBITDA in the section titled “Non-GAAP Financial Measures”.

Results for the Second Quarter

For the three months ended June 30, 2019, revenue was $176.9 million, up from $79.5 million in the same period last year. More than half of this increase of $97.5 million (or 122.6%) is attributable to the fleet acquired in Q4 2018 at the three oil sands mine sites, new work at the Fort Hills and Aurora mines and significant incremental work at the Millennium Mine. Consistent with momentum from Q1, scope at the Kearl Mine also increased significantly year-over-year, which is organic growth as it was not impacted by the 2018 acquisitions. These substantial increases in the oil sands have been made possible through the strategic focused growth capital invested in 2017, 2018 and the first half of 2019. Revenue from Nuna of $11.5 million reflected only the initial start of their 2019 busy summer season which kicked off in mid-June.

For the three months ended June 30, 2019, gross profit was $23.5 million, and a 13.3% gross profit margin, up from a $9.7 million gross profit and a 12.1% gross profit margin in the same period last year. The gross profit increase of 143.1% was a direct result of the higher revenue. The slight increase in margin is the result of improved operating efficiency at most sites, in particular at the Kearl Mine and the higher gross margins achieved by Nuna. In addition, Q2 gross profit margin was positively impacted by a $2.8 million out of period adjustment for spare parts inventory which was previously expensed pre-2019. Partially offsetting these increases were continued operating challenges and inefficiencies at the Fort Hills Mine stemming from legacy contracts which will run their course in Q3.

For the three months ended June 30, 2019, depreciation was $22.1 million, or 12.5% of revenue, up from $11.0 million, or 13.9% of revenue, in the same period last year. Depreciation as a percent of revenue was lower in the quarter as improved operating performance on site and component performance on the machines both led to higher revenue generation and achievement of target useful lives. The lower depreciation rate also reflects the 2019 benefits realized from the purchase of used equipment at low pricing and the benefits from the Company’s maintenance initiatives designed to extend the useful life of its equipment fleet.

For the three months ended June 30, 2019, the Company recorded operating income of $18.6 million, an increase of $16.9 million from the $1.7 million for the same period last year. General and administrative expense, excluding stock-based compensation expense, was $6.0 million (or 3.4% of revenue) for the quarter, higher than the $5.5 million (or 6.9% of revenue). Stock-based compensation expense decreased $3.6 million compared to the prior year, primarily from the effect of a fluctuating share price on the carrying value of the Company’s liability classified award plans.

For the three months ended June 30, 2019, the Company recorded $13.9 million net income (basic income per share of $0.55 and diluted income per share of $0.45), compared to $0.03 million net income (basic income per share and diluted income per share of $0.00) recorded for the same period last year. The net income in the current year was affected by a $3.5 million increase in interest expense in the current period.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss the Company’s financial results for the quarter ended June 30, 2019 tomorrow, Wednesday, July 31, 2019 at 9:00 am Eastern Time (7:00 am Mountain Time).

For the first time, management will use a purpose prepared slide deck to address: business highlights; Q2 financial performance; and full year 2019, together with 2020 outlook. This illustrative material can be found at www.nacg.ca/presentations

The call can be accessed by dialing:

Toll free: 1-877-291-4570
International: 1-647-788-4919

A replay will be available through August 31, 2019, by dialing:

Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 2438609

The live and archived webcast can be accessed at: http://event.on24.com/r.htm?e=2051848&s=1&k=2F7468B0FB5BA90A6236E1735824BB2B

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable US GAAP measures. In this release, non-GAAP financial measures are used, such as “gross profit”, “margin”, “Free Cash Flow”, “EBIT”, “EBITDA”, “Adjusted EBITDA”, and “Adjusted EPS”.

“Gross profit” is defined as revenue less: project costs, equipment costs, and depreciation.

The Company believes that gross profit is a meaningful measure of the business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.

The Company will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. “Margin” is defined as the financial number as a percent of total reported revenue. Examples where NACG uses this reference and related calculation are in relation to “gross profit margin”, “net income (loss) margin”, “EBIT margin”, or “Adjusted EBITDA margin”.

The Company believes that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of its business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

"Free Cash Flow" is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures, cash provided by for certain equipment financing arrangements, cash used for acquisitions, cash used for the investment in affiliates and joint ventures and cash provided by business dispositions) less sustaining capital expenditures financed through capital leases. The Company feels free cash flow is a relevant measure of cash available to service its total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and strategic initiatives. A reconciliation of free cash flow can be found in the Company’s MD&A for the quarter ended June 30, 2019.

"EBIT" is defined as net income (loss) before interest expense and income taxes.

"EBITDA" is defined as net income (loss) before interest expense, income taxes, depreciation and amortization.

"Adjusted EBITDA", which is defined as EBITDA excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash (liability classified) and non-cash (equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss).

"Adjusted EPS" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss), divided by the weighted average number of common shares.

The Company believes that EBIT and Adjusted EBITDA are a meaningful measure of business performance because they exclude interest, income taxes, depreciation, amortization, the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of its business. Management reviews EBIT and Adjusted EBITDA to determine whether property, plant and equipment are being allocated efficiently. In addition, the Company believes that Adjusted EBITDA is a meaningful measure as it excludes the financial statement impact of changes in the carrying value of the liability classified award plans as a result of movement of the Company’s share price.

As EBIT, EBITDA, and Adjusted EBITDA are non-GAAP financial measures, the Company’s computations of EBIT, EBITDA, and Adjusted EBITDA may vary from others in the industry. EBIT, EBITDA, and Adjusted EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company’s results as reported under US GAAP. A reconciliation of Net income to EBIT, EBITDA, and Adjusted EBITDA is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2019	2018	2019	2018
Net income and comprehensive income available to shareholders	$13,894	$33	$21,075	$11,164
Adjustments:
Interest expense	5,123	1,622	10,584	3,441
Income tax (benefit) expense	(121)	8	2,354	4,135
EBIT	18,896	1,663	34,013	18,740
Adjustments:
Depreciation	22,099	11,037	51,380	29,229
Amortization of intangible assets	293	88	501	241
EBITDA	41,288	12,788	85,894	48,210
Adjustments:
Gain on disposal of property, plant and equipment	(124)	(185)	(103)	(105)
Gain on disposal of assets held for sale	(395)	(155)	(372)	(197)
Stock-based compensation (benefit) expense	(872)	2,757	5,106	4,655
Loss on sublease	—	—	—	1,732
Restructuring costs	—	—	1,442	—
Inventory change	(2,775)	—	(2,775)	—
Adjusted EBITDA	$37,122	$15,205	$89,192	$54,295

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2019	2018	2019	2018
Net income and comprehensive income	$14,008	$33	$21,268	$11,164
Net income attributable to non-controlling interest	(114)	—	(193)	—
Net income and comprehensive income available to shareholders	13,894	33	21,075	11,164
Add back:
Gain on disposal of property, plant and equipment	(124)	(185)	(103)	(105
Gain on disposal of assets held for sale	(395)	(155)	(372)	(197
Stock-based compensation (benefit) expense	(872)	2,757	5,106	4,655
Loss on sublease	—	—	—	1,732
Restructuring costs	—	—	1,442	—
Inventory change	(2,775)	—	(2,775)	—
Tax effect of the above items	1,104	(652)	(874)	(1,644
Adjusted net earnings(i)	$10,832	$1,798	$23,499	$15,605
Adjusted EPS(i)	$0.43	$0.07	$0.93	$0.62
Basic net income per share	$0.55	$0.00	$0.84	$0.45

Weighted-average number of common shares	25,253,970	24,718,484	25,170,150	25,000,063

(i) See “Non-GAAP Financial Measures”.

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “believe”, “expect”, “should” or similar expressions.  Forward looking statements include the statements that the Company expects EBITDA to be in the range of $175 million to $190 million for the full year of 2019 and that the Company anticipates another strong year of growth in 2020.

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended June 30, 2019 and for the year ended December 31, 2018. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control.  Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information contact:

David Brunetta, CPA, CMA
Director; Investor Relations
North American Construction Group Ltd.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca

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